SIXTH PROSPECTUS SUPPLEMENT DATED JANUARY 13, 2000
                  (to prospectus dated November 23, 1999)


                        ANNTAYLOR STORES CORPORATION

                 $199,072,000 PRINCIPAL AMOUNT AT MATURITY
                CONVERTIBLE SUBORDINATED DEBENTURES DUE 2019
           GUARANTEED ON A SUBORDINATED BASIS BY ANNTAYLOR, INC.
       2,404,391 SHARES OF ANNTAYLOR STORES CORPORATION COMMON STOCK
                 ISSUABLE UPON CONVERSION OF THE DEBENTURES


                     ADDITIONAL SELLING SECURITYHOLDERS

           The following represents an addendum to the table of selling securityholders appearing on pages 31-34 of the prospectus dated November 23, 1999.


                                                   Principal Amount of
                                                   debentures (in $) or
        Selling Securityholder                          common stock
 -----------------------------------------------   --------------------
 Robertson Stephens ............................      $  3,000,000





             FIFTH PROSPECTUS SUPPLEMENT DATED JANUARY 6, 2000
                  (to prospectus dated November 23, 1999)


                        ANNTAYLOR STORES CORPORATION

                 $199,072,000 PRINCIPAL AMOUNT AT MATURITY
         CONVERTIBLE SUBORDINATED DEBENTURES DUE 2019 GUARANTEED ON
                  A SUBORDINATED BASIS BY ANNTAYLOR, INC.
       2,404,391 SHARES OF ANNTAYLOR STORES CORPORATION COMMON STOCK
                 ISSUABLE UPON CONVERSION OF THE DEBENTURES


                     ADDITIONAL SELLING SECURITYHOLDERS

            The following represents an addendum to the table of selling securityholders appearing on pages 31-34 of the prospectus dated November 23, 1999.


                                                                   PRINCIPAL
                                                                   AMOUNT OF
                                                                 DEBENTURES (IN
                                                                      $) OR
                   SELLING SECURITYHOLDER                         COMMON STOCK
------------------------------------------------------------    ---------------
AIM Balance Fund............................................    $  14,600,000

AIM VI Balance Fund.........................................    $     200,000

AIM Skandia Balance Fund....................................    $   2,500,000

Merrill Lynch, Pierce, Fenner & Smith, Inc..................    $  20,888,000





            FOURTH PROSPECTUS SUPPLEMENT DATED DECEMBER 22, 1999
                  (to prospectus dated November 23, 1999)


                        ANNTAYLOR STORES CORPORATION

                 $199,072,000 PRINCIPAL AMOUNT AT MATURITY
         CONVERTIBLE SUBORDINATED DEBENTURES DUE 2019 GUARANTEED ON
                  A SUBORDINATED BASIS BY ANNTAYLOR, INC.
       2,404,391 SHARES OF ANNTAYLOR STORES CORPORATION COMMON STOCK
                 ISSUABLE UPON CONVERSION OF THE DEBENTURES


                     ADDITIONAL SELLING SECURITYHOLDERS

            The following represents an addendum to the table of selling securityholders appearing on pages 31-34 of the prospectus dated November 23, 1999.


                                                             PRINCIPAL
                                                             AMOUNT OF
                                                            DEBENTURES
                                                            (IN $) OR
             SELLING SECURITYHOLDER                         COMMON STOCK
--------------------------------------------------------    -------------
Value Line Convertible Fund, Inc........................    $  1,000,000





            THIRD PROSPECTUS SUPPLEMENT DATED DECEMBER 16, 1999
                  (to prospectus dated November 23, 1999)


                        ANNTAYLOR STORES CORPORATION

                 $199,072,000 PRINCIPAL AMOUNT AT MATURITY
                CONVERTIBLE SUBORDINATED DEBENTURES DUE 2019
           GUARANTEED ON A SUBORDINATED BASIS BY ANNTAYLOR, INC.
       2,404,391 SHARES OF ANNTAYLOR STORES CORPORATION COMMON STOCK
                 ISSUABLE UPON CONVERSION OF THE DEBENTURES


                     ADDITIONAL SELLING SECURITYHOLDERS

           The following represents an addendum to the table of selling securityholders appearing on pages 31-34 of the prospectus dated November 23, 1999.


                                                     Principal Amount of
                                                    debentures (in $) or
 Selling Securityholder                                  common stock
 -------------------------------------------------  --------------------
 Salomon Brothers Asset Management, Inc. .........     $   4,000,000





            SECOND PROSPECTUS SUPPLEMENT DATED DECEMBER 9, 1999
                  (to prospectus dated November 23, 1999)


                        ANNTAYLOR STORES CORPORATION

                 $199,072,000 PRINCIPAL AMOUNT AT MATURITY
                CONVERTIBLE SUBORDINATED DEBENTURES DUE 2019
           GUARANTEED ON A SUBORDINATED BASIS BY ANNTAYLOR, INC.
       2,404,391 SHARES OF ANNTAYLOR STORES CORPORATION COMMON STOCK
                 ISSUABLE UPON CONVERSION OF THE DEBENTURES


                     ADDITIONAL SELLING SECURITYHOLDERS

           The following represents an addendum to the table of selling securityholders appearing on pages 31-34 of the prospectus dated November 23, 1999.


                                                            Principal Amount
                                                           of debentures (in $)
                 Selling Securityholder                     or common stock
===============================================================================
 Paloma Securities, LLC. . . . . . . . . . . . . . . . . .   $  2,000,000
 Salomon Smith Barney, Inc.  . . . . . . . . . . . . . . .   $  1,000,000





           FIRST PROSPECTUS SUPPLEMENT DATED DECEMBER 2, 1999 (to prospectus dated November 23, 1999)


                        ANNTAYLOR STORES CORPORATION

                 $199,072,000 PRINCIPAL AMOUNT AT MATURITY
         CONVERTIBLE SUBORDINATED DEBENTURES DUE 2019 GUARANTEED ON
                  A SUBORDINATED BASIS BY ANNTAYLOR, INC.
       2,404,391 SHARES OF ANNTAYLOR STORES CORPORATION COMMON STOCK
                 ISSUABLE UPON CONVERSION OF THE DEBENTURES


                     ADDITIONAL SELLING SECURITYHOLDERS

            The following represents an addendum to the table of selling securityholders appearing on pages 31-34 of the prospectus dated November 23, 1999.

                                                                PRINCIPAL
                                                                AMOUNT OF
                                                              DEBENTURES (IN
                                                                   $) OR
                   SELLING SECURITYHOLDER                      COMMON STOCK
-----------------------------------------------------------  ----------------
Circlet (IMA) Limited.......................................   $   2,200,000




PROSPECTUS

                                 ANNTAYLOR


                        ANNTAYLOR STORES CORPORATION

                 $199,072,000 PRINCIPAL AMOUNT AT MATURITY
         CONVERTIBLE SUBORDINATED DEBENTURES DUE 2019 GUARANTEED ON
                  A SUBORDINATED BASIS BY ANNTAYLOR, INC.
       2,404,391 SHARES OF ANNTAYLOR STORES CORPORATION COMMON STOCK
                 ISSUABLE UPON CONVERSION OF THE DEBENTURES

                             ------------------


     Our common stock currently trades on the New York Stock Exchange. Last reported sale price on November 22, 1999: $40.00 per share. Trading
                                Symbol: ANN



                                THE OFFERING

      Under this prospectus, the selling securityholders named in this prospectus or in prospectus supplements may offer and sell the debentures or the shares of our common stock into which the debentures may be converted. The debentures were initially issued at a price of $552.56 per $1,000 principal amount at maturity. Interest of 0.55% per year on the principal amount at maturity is payable semiannually beginning December 18, 1999. The debentures mature June 18, 2019. Each $1,000 principal amount debenture is initially convertible into 12.078 shares of our common stock. We may redeem our debentures on or after June 18, 2004 at the redemption prices listed in this prospectus. Holders of the debentures also have an option to require us to purchase the debentures for cash or shares of our common stock, at our election, on specified purchase dates or upon a change of control of AnnTaylor Stores Corporation. The debentures are general unsecured obligations and are subordinated in right of repayment to all of our existing and future senior debt.


                             ------------------


        INVESTING IN OUR CONVERTIBLE SUBORDINATED DEBENTURES OR OUR
       COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY
          CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS
                                PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
          SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE
           SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF
            THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.


                             ------------------



              THE DATE OF THIS PROSPECTUS IS NOVEMBER 23, 1999



                             TABLE OF CONTENTS

                                                                          PAGE


PROSPECTUS SUMMARY...........................................................1

ANNTAYLOR STORES CORPORATION.................................................1

THE OFFERING.................................................................5

RISK FACTORS.................................................................7

RATIO OF EARNINGS TO FIXED CHARGES .........................................10

USE OF PROCEEDS.............................................................10

DIVIDEND POLICY.............................................................10

DESCRIPTION OF DEBENTURES...................................................11

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ............................29

SELLING SECURITYHOLDERS.....................................................31

PLAN OF DISTRIBUTION........................................................34

LEGAL MATTERS...............................................................37

EXPERTS.....................................................................37

STATEMENT REGARDING FORWARD LOOKING DISCLOSURES.............................37

WHERE YOU CAN FIND MORE INFORMATION.........................................37



                             PROSPECTUS SUMMARY

      The following summary contains basic information about us contained elsewhere in this prospectus. This summary may not contain all the information you should consider before buying securities in this offering. You should read the entire prospectus carefully. Unless the context otherwise requires, the terms "we," "our," "us" and "the company" refer to AnnTaylor Stores Corporation, a Delaware corporation. The term "Ann Taylor" as used in this prospectus refers to AnnTaylor, Inc., a Delaware corporation.

                        ANNTAYLOR STORES CORPORATION

GENERAL

      We, through our wholly owned subsidiary AnnTaylor, Inc., are a leading national specialty retailer of better quality women's apparel, shoes and accessories sold primarily under the Ann Taylor brand name. We believe that "Ann Taylor" is a highly recognized brand that defines a distinct fashion point of view. Ann Taylor merchandise represents classic styles, updated to reflect current fashion trends. Ann Taylor stores offer a full range of career and casual separates, weekend wear, dresses, tops, accessories and shoes, coordinated as part of a total wardrobing strategy. This total wardrobing strategy is reinforced by an emphasis on customer service. Ann Taylor sales associates are trained to assist customers in merchandise selection and wardrobe coordination. This helps our customers achieve the "Ann Taylor look" while reflecting the customers' personal styles.

      As of October 30, 1999, we operated 402 stores in 42 states, the District of Columbia, and Puerto Rico under the names Ann Taylor, Ann Taylor Loft and Ann Taylor Factory Store. The 318 stores operated under the Ann Taylor name represent our core merchandise line. We believe that the customer base for Ann Taylor stores consists primarily of relatively affluent, fashion-conscious women from the ages of 25 to 55. We also believe that the majority of our customers are working women with limited time to shop, who are attracted to Ann Taylor by our focused merchandising and total wardrobing strategies. Ann Taylor also offers them personalized customer service, efficient store layouts and continual flow of new merchandise.

      We operated 73 Ann Taylor Loft stores as of October 30, 1999. Ann Taylor Loft is a separate moderate-price store for women who appreciate the Ann Taylor style but who have a more relaxed lifestyle. Merchandise is designed uniquely for these stores and is sold under the Ann Taylor Loft label. The first 30 Ann Taylor Loft stores were located in factory outlet centers, including some former Ann Taylor Factory Stores that were converted to Loft stores in 1996. In 1998, we opened the first 16 Ann Taylor Loft stores outside the factory outlet center environment. These stores were located primarily in regional malls and strip shopping centers focused on the moderate-price consumer. Management believes that Ann Taylor Loft represents a significant opportunity to extend the Ann Taylor brand to the moderate-price women's apparel market.

RECENT RESULTS AND OTHER DEVELOPMENTS

      On November 16, 1999, we announced that we earned net income for the third fiscal quarter ended October 30, 1999 of $21,448,000, or $0.65 per share on a diluted basis (on an average of 34.1 million shares outstanding), compared to net income of $14,074,000, or $0.50 per share on a diluted basis (on an average of 31.0 million shares outstanding), for the third fiscal quarter of 1998. Our net sales for the third quarter of 1999 totaled $272,289,000, compared to net sales of $227,535,000 for the third quarter of 1998, an increase of 19.7%, and our comparable store sales for the third quarter of 1999 increased 8.1% compared to the third quarter of 1998.

      During the third quarter of fiscal 1999, we opened 6 new Ann Taylor stores and 11 new Ann Taylor Loft stores and completed the expansion of 5 Ann Taylor stores, bringing the total number of our stores to 402.

      Merchandise inventories were $165,334,000 at October 30, 1999, compared to $148,526,000 at October 31, 1998. Total store square footage increased to 2,255,000 square feet at October 30, 1999, from 2,002,000 square feet at October 31, 1998. On a per square foot basis, merchandise inventories at the end of the third quarter of 1999 were unchanged compared to the prior year. This comparison excludes inventories attributable to our sourcing division, which principally constitute merchandise in transit from the manufacturers to our distribution center.

      During the third quarter of fiscal 1999, we repurchased a total of 700,000 shares of our Common Stock for an aggregate purchase price of $26.8 million, under the $40 million securities repurchase program announced by the Company in September 1999.

      The following tables set forth our unaudited consolidated operating results for the fiscal quarters ended October 30, 1999 and October 31, 1998, and our consolidated balance sheet as of October 30, 1999:


                          STATEMENT OF OPERATIONS

                                                                  QUARTERS ENDED
                                                      ----------------------------------------
                                                        OCT. 30,                     OCT. 31,
                                                          1999                        1998
                                                      ----------------------------------------
                                                                      (UNAUDITED)
                                                       (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales............................................ $    272,289               $     227,535
Cost of sales........................................      122,414                     103,117
                                                      ----------------           -------------

Gross profit.........................................      149,875                     124,418
Selling, general and administrative expenses.........      108,122                      91,571
Amortization of goodwill.............................        2,760                       2,760
                                                      ----------------           -------------

Operating income.....................................       38,993                      30,087
Interest expense....................................           866                       4,718
                                                      ----------------           -------------
Other expense, net...................................          541                          73
                                                      ----------------           -------------

Income before income taxes...........................       37,586                      25,296
Income tax provision.................................       16,138                      11,222
                                                      ----------------           -------------

      Net income..................................... $     21,448               $      14,074
                                                      ================           =============

      Basic earnings per share....................... $       0.68                        0.55
                                                      ================           =============

Weighted average shares outstanding..................       31,408                      25,671
                                                      ================           =============

      Diluted earnings per share..................... $       0.65                        0.50
                                                      ================           =============

Weighting average shares outstanding, assuming
dilution.............................................       34,082                      31,034
                                                      ================           =============

Number of stores open at beginning of period.........          387                         342
Number of stores opened during period................           17                          17
Number of stores expanded during period*.............            5                           3
Number of stores closed during period................            2                         ---
Number of stores open at end of period...............          402                         359

Total store square footage at end of period..........    2,255,000                   2,002,000
---------------
*     Expanded stores are excluded from comparable store sales for the first year following expansion.



                               BALANCE SHEET



                                                    OCTOBER 30,
                                                    -----------
                                                       1999
                                                    (UNAUDITED)
                                                  (IN THOUSANDS)
                     ASSETS
Current assets
      Cash and cash equivalents.................. $        50,467
      Accounts receivable, net...................          77,244
      Merchandise inventories....................         165,334
      Prepaid expenses and other current assets..          21,873
                                                  ---------------
            Total current assets.................         314,918
Property and equipment, net......................         171,440
Goodwill, net....................................         311,419
Deferred financing costs, net....................           5,661
Other assets.....................................           3,568
                                                  ---------------
            Total assets......................... $       807,006
                                                  ===============

      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
      Accounts payable........................... $        57,872
      Accrued expenses...........................          59,398
      Current portion of long-term debt..........           1,282
                                                  ---------------
            Total current liabilities............         118,552
Long-term debt...................................         114,072
Other liabilities................................          13,341
Commitments and contingencies
Stockholders' equity
      Common stock, $.0068 par value;
120,000,000 shares
            authorized; 31,554,120 shares issued.             214
      Additional paid-in capital.................         469,276
      Retained earnings..........................         121,813
      Deferred compensation on restricted stock..          (3,057)
                                                  ---------------
                                                          588,246
      Less treasury stock, 715,948 shares, at
       cost......................................         (27,205)
                                                  ---------------

            Total stockholders' equity...........         561,041
                                                  ---------------
            Total liabilities and stockholders'
               equity............................ $       807,006
                                                  ===============




                                THE OFFERING

Amount offered..........   $199,072,000 aggregate principal amount at maturity

Original issue price....   $552.56 per $1,000 principal amount at maturity

Maturity date...........   June 18, 2019

Cash interest...........   0.55% per year on the principal amount at
                           maturity, payable semiannually

Yield to maturity of
  debenture                3.75% per year

Subsidiary Guarantee....   Ann Taylor, our wholly owned operating subsidiary,
                           fully and unconditionally guarantees the debentures offered in this prospectus. This subsidiary guarantee is subordinated in right of payment to the prior payment in full of all of the existing and future guarantor senior indebtedness of Ann Taylor.
                           The debentures and the subsidiary guarantee are also effectively subordinated to all existing and future liabilities of our subsidiaries other than Ann
                           Taylor.

Conversion rights.......   Each debenture holder may convert each $1,000
                           principal amount at maturity of their debenture into 12.078 shares of our common stock at any time prior to maturity. The conversion rate may be adjusted in designated circumstances but will not be adjusted for original issue discount. Upon conversion, you will not receive any cash payment representing accrued original issue discount or accrued unpaid stated interest. Instead, the accrued original issue discount and accrued unpaid stated interest will be deemed paid by the shares of common stock received by you on conversion.

Subordination...........   The debentures are subordinated in right of
                           payment to the prior payment in full of all of our existing and future senior indebtedness and are effectively subordinated to all existing and future liabilities of our subsidiaries other than Ann
                           Taylor. Ann Taylor's obligations under the subsidiary guarantee are subordinated in right of payment to all of Ann Taylor's existing and future senior indebtedness. The indenture does not limit our ability or Ann Taylor's ability to incur senior or other debt.

Original issue discount.   We initially sold each debenture at an original
                           issue discount for United States federal income tax purposes. This original issue discount amount equals the excess of the stated principal amount
                           (redemption price) at maturity of the debenture, $1,000, over the issue price of $552.56. You must include accrued original issue discount in your gross income for United States federal income tax purposes prior to conversion, redemption, sale or maturity of the debentures. This will be true even if the debentures are ultimately not converted, redeemed, sold or paid at maturity.

Optional redemption.....   On and after June 18, 2004, we can redeem the
                           debentures for cash at any time at our option at the redemption prices listed in this prospectus, plus cash interest to the redemption date.

Purchase at the option of
the holder..............   Each debenture holder has the option to require us
                           to purchase the debentures held by them for a purchase price of $635.42 on June 18, 2004, for $735.19 on June 18, 2009 and for $855.33 on
                           June 18, 2014. We may choose to pay this purchase price in cash, shares of our common stock or any combination of cash and stock.

                           If a change of control of AnnTaylor Stores
                           Corporation occurs prior to June 18, 2004, then each debenture holder will have an option to require us to repurchase the debentures held by them for an amount equal to the issue price plus accrued original issue discount and cash interest accrued to the date of purchase.

Optional conversion to
semiannual coupon debenture
upon tax event..........   On the occurrence of specified tax events, we have
                           the option to convert the debentures from debentures that accrue original issue discount and pay stated interest semiannually in cash at a rate of 0.55% per year, to debentures that cease to accrue original issue discount, and pay stated interest semiannually in cash at a rate of 3.50% per year.
                           This interest would accrue at 3.50% per year on a restated principal amount of the debentures equal to the issue price plus original issue discount accrued through the date of the conversion.

Use of proceeds.........   We will not receive any of the proceeds from the
                           sale of the debentures or common stock offered under this prospectus.

Trading.................   The debentures issued in the initial private
                           placement are eligible for trading in the Portal
                           Market. However, debentures sold using this prospectus will no longer be eligible for trading in the Portal Market. Our common stock is traded on the New York Stock Exchange under the symbol "ANN".


                                RISK FACTORS

      An investment in our debentures or our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus before investing in our debentures or our common stock. The trading price of our debentures and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO THE DEBENTURES

WE MAY NOT BE ABLE TO PAY OFF THE DEBENTURES ON THE PURCHASE DATES OR UPON A CHANGE OF CONTROL OF ANNTAYLOR STORES CORPORATION

      On each purchase date of June 18, 2004, June 18, 2009 and June 18, 2014, each debenture holder will generally have an option to require us to purchase their debentures. Also, if a change of control of AnnTaylor Stores Corporation occurs, each debenture holder will generally have an option for us to repurchase their debentures. We may not have sufficient cash to pay the debentures, or restrictions in other agreements may not allow us to make these repurchases. In either case, we may have to issue shares of our common stock instead.

THE DEBENTURES ARE SUBORDINATED TO OUR SENIOR DEBT OBLIGATIONS

      The debentures are unsecured and subordinated in right of payment to all of our existing and future senior debt obligations. Likewise, Ann Taylor's subsidiary guarantee is unsecured and subordinated in right of payment to all of its existing and future guarantor senior debt obligations. Therefore, if either we or Ann Taylor go bankrupt, liquidate our assets, reorganize or enter into other specified transactions, our and Ann Taylor's assets will be available to pay the obligations with respect to the debentures only after we and Ann Taylor have paid all of our senior debt obligations in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. The debentures and the subsidiary guarantee also are effectively subordinated in right of payment to all of the liabilities, including trade payables, of our subsidiaries other than Ann Taylor. The indenture governing the debentures does not prohibit or limit our ability or the ability of Ann Taylor or our other subsidiaries to incur senior debt obligations, other debt obligations and other liabilities. If we take any of these actions, this could harm our ability to pay off the debentures.

A TRADING MARKET FOR THE DEBENTURES MAY NOT DEVELOP

      Although the initial purchasers of the debentures have advised us that they intend to make a market in the debentures, they are not obligated to do so and may discontinue market making at any time without notice. Their market-making activity will be subject to the limitations imposed by the securities laws. We cannot guarantee that the market for the debentures will be maintained. Also, we do not intend to apply for listing of the debentures on any securities exchange. The trading price of the debentures will likely decline if there ceases to be an active trading market for them.

SUBSIDIARY GUARANTEE MAY BE UNENFORCEABLE DUE TO FRAUDULENT CONVEYANCE
STATUTES

      Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, Ann Taylor's subsidiary guarantee could be voided, or claims in respect of the subsidiary guarantee could be subordinated to all other debts of Ann Taylor if a court found that:

      Ann Taylor, at the time it incurred the debt evidenced by the subsidiary guarantee, received less than reasonably equivalent value or fair consideration for the guarantee, and was any of the following:

      o     insolvent or rendered insolvent by reason of the guarantee,
      o engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, or
      o intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by Ann Taylor pursuant to the subsidiary guarantee could be required to be returned to Ann Taylor, or to a fund for the benefit of the creditors of Ann Taylor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, Ann
Taylor would be considered insolvent if:

      o the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;
      o the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
      o     it could not pay its debts as they become due.

      On the basis of historical financial information, recent operating history and other factors, we believe that Ann Taylor, after giving effect to the subsidiary guarantee, will not be insolvent. Furthermore, we believe that Ann Taylor will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay at maturity. However, we cannot assure you as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

RISKS RELATED TO OUR BUSINESS

BECAUSE WE ARE SIGNIFICANTLY SMALLER THAN MANY OF OUR NATIONAL COMPETITORS, WE MAY LACK THE FINANCIAL RESOURCES NEEDED TO MAINTAIN OR INCREASE OUR MARKET SHARE

      The women's retail apparel industry is highly competitive. Our stores compete with departments in national and local department stores, and with other specialty store chains and independent retail stores carrying similar lines of merchandise. We believe that our focused merchandise selection, exclusive fashions, personalized service and convenience distinguish us from other apparel retailers. Nevertheless, many of our competitors are considerably larger and have substantially greater financial, marketing and other resources than we have. Consequently, we may not be able to compete successfully with them in the future. In addition, we have only limited experience in the moderate-price category in which Ann Taylor Loft competes. Many of our competitors have greater experience in managing a moderate-price women's apparel business and may have greater brand recognition among this customer segment than we have.

THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO PREDICT FASHION TRENDS ACCURATELY

      Our sales and earnings depend to a significant extent upon our ability to predict or respond to changes in fashion trends and consumer preferences. We have experienced seasons in which there was unsatisfactory customer acceptance of our merchandise. As a result, we had lower than planned sales, greater than planned markdowns and lower gross margins earned on goods sold. Our operations may be adversely affected in the future by a failure to predict and respond to changes in fashion preferences.


DUE TO AN OUTSTANDING CREDIT FACILITY, ANN TAYLOR COULD POTENTIALLY BE UNABLE TO HONOR ITS FINANCIAL OBLIGATIONS OWING TO US

      Since we are a holding company whose operations are conducted through Ann Taylor and its subsidiaries, our ability to pay interest and principal on the debentures will be dependent on Ann Taylor's ability to pay dividends or make other payments or distributions to us in sufficient amounts. Ann Taylor's ability to, among other things, pay dividends to us, repay debt, including intercompany debt owing to us, make acquisitions, transfer assets, create liens, make capital expenditures, incur indebtedness and make investments, is restricted by the provisions of Ann Taylor's credit facility dated as of June 30, 1998. For example, if Ann Taylor fails to achieve financial results that comply with the restrictive covenants and financial tests in the credit facility, it could be in default under the credit facility. In the event of a default, the lenders could elect to declare all amounts borrowed, together with accrued and unpaid interest, due and payable. If Ann Taylor is unable to pay, the lenders could proceed against any collateral securing obligations due to them. If this indebtedness is accelerated, there can be no assurance that Ann Taylor's assets would be sufficient to repay in full that indebtedness.

OUR BUSINESS COULD SUFFER AS A RESULT OF PROBLEMS ASSOCIATED WITH THE "YEAR 2000 ISSUE"

      The risks posed by the Year 2000 issue could adversely affect our business in a number of significant ways. If our internal and network information systems do not correctly recognize and process date information beyond the year 1999, we may not be able to conduct operations at the same level of efficiency. Although we believe our Year 2000 compliance efforts with respect to our systems will be successful, any failure or delay in achieving Year 2000 compliance could result in costs that differ materially from our present cost estimates. We are developing a contingency plan to permit our primary operations to continue if our modifications and conversions of our systems are not successfully completed on a timely basis. Our cost estimates for Year 2000 compliance do not take into account any expenditures arising out of a response to any contingencies that may materialize.

      Our cost estimates also do not include costs that may be incurred as a result of a third parties' failure to become Year 2000 compliant on a timely basis.

      We have been communicating with our business partners, including key manufacturers, vendors, banks and other third parties with whom we do business, to obtain information regarding their state of readiness with respect to the Year 2000 issue. We have determined that the following events could have a material adverse effect on our business and results of operations:

      o failure of third parties to remediate Year 2000 issues affecting their respective businesses on a timely basis; or
      o failure of third parties to implement contingency plans sufficient to permit uninterrupted continuation of their businesses in the event of a failure of their systems or those of their key suppliers.

      We may not be able to compensate adequately for business interruptions caused by these third parties. Potential risks include suspension or significant curtailment of service or significant delays by banks, utilities or common carriers, or at U.S. ports of entry.

      Our business could also be materially adversely affected by the failure of governmental agencies to address Year 2000 issues affecting our operations. For example, a significant amount of our merchandise is manufactured outside the United States. We are dependent upon the issuance by foreign governmental agencies of export visas for, and upon the U.S. Customs Service to process and permit entry into the United States of, this merchandise. If failures in government systems result in the suspension or delay of these agencies' services, we could experience significant interruption or delays in inventory flow.

OUR DEPENDENCE ON THE SUPPLY OF MERCHANDISE FROM OTHER COUNTRIES EXPOSES US TO A SIGNIFICANT RISK OF DISRUPTION TO OUR OPERATIONS

      Our merchandise is manufactured in over 20 countries. During fiscal year 1998, approximately 35% of our merchandise was manufactured in China and approximately 10% of our merchandise was manufactured in Hong Kong. Any event causing a sudden disruption of manufacturing or imports from China or Hong Kong, including the imposition of additional import restrictions, could have a material adverse effect on our operations. In addition, we cannot predict whether any of the foreign countries in which our products are currently manufactured or any of the countries in which our products may be manufactured in the future will be subject to future or increased import restrictions by the U.S. government, including the likelihood, type or effect of any trade restriction. Trade restrictions, including increased tariffs or quotas, against apparel, footwear or other items sold by us could affect the importation of such merchandise generally and, in that event, could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition, results of operations and liquidity. Our merchandise flow may also be adversely affected by financial or political instability in any of the countries in which our goods are manufactured, if it affects the production or export of merchandise from those countries. Substantially all of our foreign purchases are negotiated and paid for in U.S. dollars, and merchandise flow may also be adversely affected by significant fluctuation in the value of the U.S. dollar against foreign currencies or restrictions on the transfer of funds.


                     RATIO OF EARNINGS TO FIXED CHARGES


              PERIOD
               FROM      FISCAL      FISCAL      FISCAL       FISCAL       FISCAL
            JANUARY 31,   YEAR        YEAR        YEAR         YEAR         YEAR
              1999 TO     ENDED       ENDED       ENDED        ENDED        ENDED
            OCTOBER 30, JANUARY 30, JANUARY 31,  FEBRUARY 1, FEBRUARY 3,  JANUARY 28,
              1999        1999       1998          1997        1996        1995
            ----------- --------- -----------   -----------  ----------   ----------
Ratio of
earnings to
fixed
charges.....    4.7        2.8        1.7          1.5          1.1          3.4


      The ratios of earnings to fixed charges have been computed by dividing our earnings from continuing operations and our consolidated subsidiaries before income taxes, extraordinary loss and fixed charges, by the fixed charges. For purposes of these ratios, fixed charges consist of interest expense and the portion of rent expense representative of interest.


                              USE OF PROCEEDS

      The selling securityholders will receive all of the proceeds from the sale of the debentures pursuant to this prospectus. We will not receive any of the proceeds from their sale of the debentures.


                              DIVIDEND POLICY

      We have never paid dividends on our common stock and do not intend to pay dividends in the foreseeable future. As a holding company, our ability to pay dividends is dependent upon the receipt of dividends or other payments from Ann Taylor. The payment of dividends by Ann Taylor to us is subject to restrictions under Ann Taylor's credit facility. Our payment of cash dividends on the common stock is also subject to restrictions contained in our guarantee of Ann Taylor's obligations under the credit facility. Any determination to pay cash dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by our board of directors.

                         DESCRIPTION OF DEBENTURES

      The debentures were issued under an indenture dated June 18, 1999, between us and Ann Taylor and The Bank of New York, as trustee. This section is only a summary of the provisions of the debentures and the indenture and the related registration rights agreement and is not complete. You should refer to these documents for more detailed information. Wherever we refer to particular provisions or defined terms of the indenture, we also incorporate these provisions or defined terms into this prospectus by reference. Unless the context suggests otherwise, references in this "Description of Debentures" to "we", "us" or "our" refer to AnnTaylor Stores Corporation and not to its subsidiaries and all references to the "Subsidiary Guarantor" refer to AnnTaylor, Inc. and not to its subsidiaries.

GENERAL

      The debentures are unsecured obligations, i.e., they are not backed by a specific pledge of collateral. They are also subordinated obligations limited to $199,072,000 aggregate principal amount at maturity and will mature on June 18, 2019. The principal amount at maturity of each debenture is $1,000 and will be payable by us at the office of the paying agent, or an office or agency maintained by us for such purpose in the Borough of Manhattan, City of New York. The paying agent will initially be the trustee.

      The debentures were initially offered at a substantial discount from their principal amount at maturity. See "United States Federal Income Tax Considerations -- Cash Interest and Original Issue Discount." The excess of the stated principal amount at maturity of each debenture over its issue price, is the original issue discount. The original issue discount began accruing from the date the debentures were issued. The calculation of the accrual of the original issue discount in the period during which a debenture remains outstanding will be on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months.

      The debentures will bear interest at the rate of 0.55% per year on the principal amount due at maturity. Once the debentures are paid in full or funds are made available for payment in full of the debentures in accordance with the indenture, interest shall cease to accrue. Interest accrues from the issue date, or from the most recent date to which interest has been paid or provided for. Cash interest will be payable at maturity or earlier purchase, redemption or conversion. Cash interest will also be payable semiannually on June 18 and December 18 of each year, commencing on December 18, 1999. Cash interest shall be paid to holders of record at the close of business on June 3 or December 3, whether or not a business day, immediately preceding each interest payment date. Each payment of cash interest on the debentures will include interest accrued through the day before the applicable interest payment date or the date of maturity, earlier purchase, redemption or conversion, as the case may be. Any payment of principal and cash interest required to be made on any day that is not a business day will be made on the next succeeding business day. In the event of the maturity, conversion, or redemption of a debenture, original issue discount and cash interest will cease to accrue on the debenture, under the terms and subject to the conditions of the indenture. Likewise, this accrual will cease if the holder of a debenture requires us to purchase it pursuant to the terms of the indenture.

      We may not reissue a debenture that has: (a) matured; (b) been converted; (c) been purchased by us at the option of a holder; (d) been redeemed; or (e) been otherwise cancelled, except for purposes of registration of a transfer, exchange or replacement.

      Debentures may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The agent for these purposes shall initially be the trustee.

FORM, DENOMINATION AND REGISTRATION

Global Debenture; Book-Entry Form

      The debentures were issued in registered book-entry form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000. There is no service charge for any registration of transfer or exchange of debentures, but we may require a holder of debentures to pay for any tax, assessment or other governmental charge payable in connection with the transfer.

      The debentures that are sold under this prospectus will be represented by one or more global debentures without coupons. The global debentures will be deposited with a custodian for, and registered in the name of, a nominee of DTC in New York, New York.

      Purchasers of debentures under this prospectus may hold their interests in a global debenture directly through DTC if they are participants in DTC. Purchasers who are not DTC participants may own interests in global debentures only through DTC participants or specified parties that clear through or maintain a custodial relationship with a DTC participant. So long as DTC, or its nominee, is the registered owner or holder of a global debenture, DTC or the nominee will be considered the sole owner or holder of the debentures represented by the global debenture.

      DTC or its participants will be responsible for recording beneficial ownership interests in global debentures.

      DTC has advised that it will only take actions on the debentures that you would be permitted to take, including presentation of the debentures for exchange, to the extent that you direct it to do so, and then only with regards to your ownership interests.

      Transfers between participants in DTC will be made according to DTC rules and will be settled in same-day funds. The ability of a person holding a beneficial interest in a global debenture to transfer or pledge its interest to persons or entities who are not DTC participants may be restricted in states that require persons to take physical delivery of securities in definitive form, since debentures will only be delivered in certificated form in the limited circumstances described below.

      A beneficial interest in global debentures may only be exchanged for certificated debentures in the limited circumstances described in the indenture.

      Payments on global debentures will be made to DTC or its nominee. Neither we, the trustee nor any paying agent will have any responsibility or liability for payments made to beneficial ownership interests in the global debentures or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests. We expect DTC to credit participants' accounts on the payment date with payments in amounts proportional to their beneficial interests in the global debenture, unless it has reason to believe that it will not receive payment. Also, we expect that any payment by a DTC participant to a non-participant who holds beneficial interests in a global debenture through that participant will be governed by standing instructions and customary practices. However, the participants will be responsible for these payments.

SUBSIDIARY GUARANTEE

      Payment of the principal, premium, if any, interest and all other amounts owed in respect of the debentures are guaranteed on an unsecured subordinated basis by Ann Taylor, the subsidiary guarantor. The guarantee of the subsidiary guarantor is, to the extent set forth in the indenture, subordinated to the guarantor senior indebtedness of the subsidiary guarantor on the same basis that the debentures are subordinated to our senior indebtedness. The obligations of the subsidiary guarantor under its guarantee are limited so as not to constitute a fraudulent conveyance under applicable Federal or state laws. See "Risk Factors--Subsidiary guarantee may be unenforceable due to fraudulent conveyance statutes."

SUBORDINATION OF DEBENTURES

      Indebtedness evidenced by the debentures is subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all our existing and future senior indebtedness. The payment of senior indebtedness may be in cash or other payment satisfactory to holders of senior indebtedness. The term "senior indebtedness" shall mean in respect of AnnTaylor Stores Corporation the following:

      (1) the principal, premium, if any, interest and all other amounts owed in respect of (A) indebtedness of AnnTaylor Stores Corporation for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by AnnTaylor Stores Corporation;

      (2) all capital lease obligations of AnnTaylor Stores Corporation;

      (3) all obligations of AnnTaylor Stores Corporation issued or assumed as the deferred purchase price of property, all conditional sale obligations of AnnTaylor Stores Corporation and all obligations of AnnTaylor Stores Corporation under any title retention agreement, excluding trade accounts payable arising in the ordinary course of business;

      (4) all obligations of AnnTaylor Stores Corporation for the reimbursement of any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

      (5) all obligations of the type referred to in clauses (1) through (4) above of other persons for the payment of which AnnTaylor Stores
Corporation is responsible or liable as obligor, guarantor or otherwise, including without limitation the guarantee by us of Ann Taylor's obligations under the credit facility; and

      (6) all obligations of the type referred to in clauses (1) through (5) above of other persons secured by any lien on any of our property or assets, whether or not such obligation is assumed by us, except for:

         (a) any indebtedness that is by its terms subordinated to or on an equal basis with the debentures; and

         (b) any indebtedness between or among us or our affiliates. This exception includes all other debt securities and guarantees in respect of those debt securities issued to any trust, or trustee of the trust, partnership or other entity affiliated with us that is, directly or indirectly, a financing vehicle of AnnTaylor Stores Corporation in connection with the issuance by the financing entity of preferred securities or other securities that rank on an equal basis with, or junior to, the debentures.

      The senior indebtedness shall continue to be senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior indebtedness. The holders of the debentures shall be entitled to receive payment or distribution with respect to any debentures only after the payment obligations on the senior indebtedness have been satisfied.

      By reason of the subordination, no payment may be made on the debentures if any debentures are declared due and payable prior to their stated maturity because of the occurrence of an event of default until the earlier of:

         (a) 120 days after the date of the acceleration, or

         (b) the payment in full of all senior indebtedness, but only if the payment is then otherwise permitted under the terms of the indenture.

      In the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of our assets, the holders of the debentures are required to pay over their share of the distribution to the trustee in bankruptcy, receiver or other person distributing our assets for application to the payment of all senior indebtedness remaining unpaid, to the extent necessary to pay all holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness.

      Our unsecured creditors who are not holders of debentures or holders of senior indebtedness may recover less, ratably, than holders of our senior indebtedness and may recover more, ratably, than the holders of debentures. The holders of the debentures shall be entitled to receive payment or distribution with respect to any debentures only after the payment obligations on the senior indebtedness have been satisfied.

      In addition, no payment of the principal amount at maturity, or, if the debentures have been converted to semiannual coupon debentures following a tax event, the "restated principal amount", and no payment of issue price, accrued original issue discount, redemption price or change in control purchase price or cash interest with respect to any debentures may be made by us, nor may we pay cash with respect to the put price of any debenture, other than for fractional shares, or acquire any debentures for cash or property except as set forth in the indenture if:

      (1) any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace period; or

      (2) any default, other than a payment default, with respect to senior indebtedness occurs and is continuing that permits the acceleration of the maturity of the senior indebtedness and the default is either the subject of judicial proceedings or we receive a written notice of the default.

      Notwithstanding the foregoing, payments with respect to the debentures may resume and we may acquire debentures for cash when:

         (a) the default with respect to the senior indebtedness is cured or waived or ceases to exist, or

         (b) in the case of a default described in (2) above, 179 or more days pass after notice of the default is received by us, provided that the terms of the indenture otherwise permit the payment or acquisition of the debentures at that time.

      If we receive a senior indebtedness default notice, then a similar notice received within nine months thereafter relating to the same default on the same issue of senior indebtedness shall not be effective to prevent the payment or acquisition of the debentures as provided above.

      The debentures and the subsidiary guarantee are also effectively subordinated to all existing and future liabilities of our subsidiaries other than Ann Taylor, the subsidiary guarantor. Any right that we have to receive assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the debentures to participate in those assets, will be subject to the claims of that subsidiary's creditors, including trade creditors. To the extent that we are recognized as a creditor of one of our subsidiaries, our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

      The subsidiary guarantee is an unsecured subordinated obligation of the subsidiary guarantor, ranking equally with all other existing and future subordinated indebtedness of the subsidiary guarantor. The indebtedness evidenced by the subsidiary guarantee is subordinated on substantially the same basis to Ann Taylor's guarantor senior indebtedness as the debentures are subordinated to our senior indebtedness. The term "guarantor senior indebtedness" shall mean in respect of the subsidiary guarantor:

      (1) the principal, premium, if any, interest and all other amounts owed in respect of (A) indebtedness of Ann Taylor for money borrowed, including without limitation the credit facility; and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by Ann Taylor;

      (2) all capital lease obligations of Ann Taylor;

      (3) all obligations of Ann Taylor issued or assumed as the deferred purchase price of property, all conditional sale obligations of Ann Taylor and all obligations of Ann Taylor under any title retention agreement, but excluding trade accounts payable arising in the ordinary course of business;

      (4) all obligations of Ann Taylor for the reimbursement of any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

      (5) all obligations of the type referred to in clauses (1) through (4) above of other persons for the payment of which Ann Taylor is responsible or liable as obligor, guarantor or otherwise; and

      (6) all obligations of the type referred to in clauses (1) through (5) above of other persons secured by any lien on any property or asset of Ann Taylor, whether or not the obligation is assumed by Ann Taylor, except for any indebtedness that is by its terms subordinated to or on an equal basis with the subsidiary guarantee.

      Guarantor senior indebtedness shall continue to be guarantor senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the guarantor senior indebtedness.

      There are no restrictions in the indenture on the creation of additional senior indebtedness, guarantor senior indebtedness or any other indebtedness.

CONVERSION RIGHTS

      A holder of a debenture may convert the debenture into shares of common stock at any time before the close of business on June 18, 2019. If a debenture is called for redemption, the holder may convert it at any time before the close of business on the redemption date. A holder of a debenture may deliver a purchase notice or a change in control purchase notice exercising its option to require us to purchase its debenture. After that time, a debenture may be converted only if the purchase notice or the change in control purchase notice is withdrawn by a written notice of withdrawal delivered by the holder to the paying agent prior to the close of business on the purchase date or the change in control purchase date, as the case may be, in accordance with the terms of the indenture.

      The initial conversion rate for the debentures is 12.078 shares of common stock per $1,000 principal amount at maturity, subject to adjustment upon the occurrence of the events described below. A holder otherwise entitled to a fractional share of common stock will receive cash in an amount equal to the market value of that fractional share based on the closing sale price on the trading day immediately preceding the conversion date. A holder may convert a portion of its debentures so long as that portion is $1,000 principal amount at maturity or an integral multiple thereof.

      To convert a debenture, a holder must (1) complete and manually sign the conversion notice on the back of the debenture or complete and manually sign a facsimile thereof and deliver the notice to the conversion agent, which shall initially be the trustee, at the office maintained by the conversion agent for this purpose, (2) surrender the debenture to the conversion agent, (3) if required, furnish appropriate endorsements and transfer documents, and (4) if required, pay all transfer or similar taxes. Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

      Upon conversion of a debenture, a holder will not receive any cash payment representing accrued original issue discount or, except as provided below, accrued cash interest. Our delivery to the holder of the fixed number of shares of common stock into which the debenture is convertible together with the cash payment, if any, in lieu of any fractional shares will satisfy our obligation to pay the principal amount at maturity of the debenture. The delivery of the common stock into which the debenture is convertible will also satisfy our obligation to pay the accrued original issue discount and accrued cash interest attributable to the period from the issue date to the conversion date. Thus, the accrued original issue discount and accrued cash interest will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued but unpaid cash interest will be payable upon any conversion of debentures at the option of the holder made concurrently with or after acceleration of the debentures following an event of default described under "-- Events of Default; Notice and Waiver".

      Debentures surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of the interest payment date must be accompanied by payment of an amount equal to the interest thereon that the registered holder is to receive. This foregoing payment requirement does not apply to debentures that are redeemed during that same period. Except where debentures surrendered for conversion must be accompanied by payment as described above, no interest on converted debentures will be payable by us on any interest payment date subsequent to the date of conversion. The conversion rate will not be adjusted at any time during the term of the debentures for accrued original issue discount or accrued cash interest. A certificate for the number of full shares of common stock into which any debenture is converted and cash in lieu of any fractional shares will be delivered as soon as practicable, but in any event no later than the seventh business day following the conversion date. For a summary of the U.S. federal income tax treatment of a holder receiving common stock upon conversion, see "United States Federal Income Tax Considerations --Disposition or Conversion of Debentures."

      In the event we exercise our option to have interest in lieu of original issue discount accrue on a debenture following a tax event, the holder will be entitled on conversion to receive the same number of shares of common stock that the holder would have received if we had not exercised such option. See "Description of Debentures - We may convert the debentures to semiannual coupon debentures upon specified tax events."

      The conversion rate is subject to adjustment in specified events, including

         (a) the issuance of shares of common stock as a dividend or a distribution with respect to common stock,

         (b) subdivisions, combinations and reclassification of common stock,

         (c) the issuance to all holders of common stock of rights or warrants entitling them for a period not exceeding 45 days, to subscribe for shares of common stock at less than the then market price of the common stock,

         (d) the distribution to holders of common stock of evidences of our indebtedness, securities or capital stock, cash or assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions paid exclusively in cash,

         (e) the payment of dividends and other distributions on common stock paid exclusively in cash, excluding cash dividends if the annualized per share amount of the dividend does not exceed 15% of the current market price of common stock as of the trading day immediately preceding the date of declaration of the dividend, and

         (f) payment to holders of common stock in respect of a tender or exchange offer other than an odd-lot offer by us for common stock at a price in excess of 110% of the then market price of common stock as of the trading day next succeeding the last date tenders or exchanges may be made pursuant to a tender or exchange offer.

      However, no adjustment need be made if holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our board of directors determines to be fair and appropriate, or otherwise.

      Rather than being entitled to an adjustment in the conversion rate, the holder of a debenture upon its conversion will be entitled to receive, in addition to the shares of common stock into which such debenture is convertible, the kind and amounts of assets, debt securities or rights, options or warrants comprising the distribution that the holder would have received if that holder had converted the debenture immediately prior to the record date for determining the shareholders entitled to receive the distribution in the following circumstances:

      o in cases where the fair market value of the portion of assets, debt securities or rights, warrants or options to purchase our securities applicable to one share of common stock distributed to stockholders exceeds the average sale price per share of common stock by less than $1.00; or

      o in cases where the average sale price exceeds the fair market value of the portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00.

      The indenture permits us to increase the conversion rate from time to time.

      In the event that we shall be a party to any transaction pursuant to which the common stock is converted into the right to receive other securities, cash or other property, then the holders of debentures then outstanding shall have the right to convert the debentures into the kind and amount of securities, cash or other property receivable upon the consummation of the transaction by a holder of the number of shares of common stock issuable upon conversion of the debentures immediately prior to that transaction. The transactions referred to in this paragraph, include, without limitation,

         (a) a recapitalization or reclassification of our common stock,

         (b) a consolidation with, or merger into, any other person, or any merger of another person into our company,

         (c) any sale, transfer or lease of all or substantially all of our assets, or

         (d) any compulsory share exchange.

      The foregoing change could substantially lessen or eliminate the value of the conversion privilege associated with the debentures in the future. For example, if we were acquired in a cash merger, each debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

      In the event of a taxable distribution to holders of common stock which results in an adjustment of the conversion rate, or in which holders otherwise participate, or in the event the conversion rate is increased at our discretion, the holders of the debentures may, in designated circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. Moreover, in other circumstances, the absence of this kind of adjustment to the conversion rate may result in a taxable dividend to holders of common stock. See "United States Federal Income Tax Considerations -- Adjustment of Conversion Price."

WE MAY REDEEM THE DEBENTURES ON OR AFTER JUNE 18, 2004

      No sinking fund is provided for the debentures. Prior to June 18, 2004, the debentures will not be redeemable at our option. On and after that date, we may redeem the debentures for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to holders of debentures, unless a shorter notice period shall be satisfactory to the trustee. This redemption shall be at the redemption prices set forth below plus accrued cash interest to the redemption date. Any redemption must be in integral multiples of $1,000 principal amount at maturity.

      The table below shows the amount of original issue discount accrued for each annual period until maturity and the redemption prices of a debenture per $1,000 principal amount at maturity on June 18, 2004, at each June 18 thereafter prior to maturity, and at maturity on June 18, 2019, which prices reflect the accrued original issue discount calculated to each designated date. The redemption price of a debenture redeemed between these dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table to the redemption date.


                                    (1)             (2)            (3)
                                 DEBENTURE    ACCRUED ORIGINAL REDEMPTION
REDEMPTION DATE                 ISSUE PRICE   ISSUE DISCOUNT  PRICE (1)+(2)
---------------                 -----------   --------------  -------------
June 18, 2000................     $552.56          $15.37          N/A
June 18, 2001................      552.56           31.31          N/A
June 18, 2002................      552.56           47.86          N/A
June 18, 2003................      552.56           65.03          N/A
June 18, 2004................      552.56           82.86       $ 635.42
June 18, 2005................      552.56          101.36         653.92
June 18, 2006................      552.56          120.56         673.12
June 18, 2007................      552.56          140.49         693.05
June 18, 2008................      552.56          161.17         713.73
June 18, 2009................      552.56          182.63         735.19
June 18, 2010................      552.56          204.91         757.47
June 18, 2011................      552.56          228.03         780.59
June 18, 2012................      552.56          252.02         804.59
June 18, 2013................      552.56          276.93         829.49
June 18, 2014................      552.56          302.77         855.33
June 18, 2015................      552.56          329.60         882.16
June 18, 2016................      552.56          357.44         910.00
June 18, 2017................      552.56          386.33         938.89
June 18, 2018................      552.56          416.32         968.88
At Stated Maturity...........      552.56          447.44       1,000.00


      If converted to semiannual coupon debentures following the occurrence of a tax event, the debentures will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion to the redemption date. In no event may the debentures be redeemed prior to June 18, 2004. See "Description of Debentures - We may convert the debentures to semiannual coupon debentures upon specified tax events."

      If fewer than all of the debentures are to be redeemed, the trustee shall select the debentures to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's debentures is selected for partial redemption and that holder converts a portion of those debentures prior to redemption, the converted portion shall be deemed, solely for purposes of determining the aggregate principal amount at maturity of debentures to be redeemed by us, to be of the portion selected for redemption.

YOU MAY REQUIRE US TO REPURCHASE THE DEBENTURES AS OF A SPECIFIED PURCHASE DATE

      On June 18, 2004, June 18, 2009 and June 18, 2014, we will become obligated to purchase, at the option of the holder, at the put prices set forth below plus accrued cash interest to the purchase date, any outstanding debenture for which a written purchase notice has been delivered by the holder. The purchase notice shall be delivered to the paying agent or an office or agency maintained by us for this purpose in the Borough of Manhattan, The City of New York, at any time from the opening of business on the date that is 20 business days preceding the purchase date until the close of business on the purchase date. If the purchase notice is withdrawn prior to the purchase date, our obligation to pay shall cease. Our obligation to pay is further subject to the additional conditions set forth in part in the following paragraphs.

      The table below shows the put prices of a debenture as of the specified purchase dates (equal to the issue price plus accrued original issue discount to the respective purchase date):


         PURCHASE DATE                     PUT PRICE
         June 18, 2004                      $635.42
         June 18, 2009                      $735.19
         June 18, 2014                      $855.33

      If prior to the purchase date the debentures have been converted to semiannual coupon debentures following the occurrence of a tax event, the put price will be equal to the restated principal amount plus accrued and unpaid cash interest from the date of the conversion to, but excluding, the purchase date. See "Description of Debentures We may convert the debentures to semiannual coupon debentures upon specified tax events."

      We, at our option, may elect to pay the put price in cash or common stock, or any combination thereof. For a summary of the U.S. federal income tax treatment of this type of transaction, see "United States Federal Income Tax Considerations -- Disposition or Conversion of Debentures."

      We will give notice not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things,

         (a) whether the Company will pay the put price of the debentures in cash or common stock, or any combination thereof, and

         (b) the procedures that holders must follow to require us to purchase debentures from the holders.

      The purchase notice given by any holder requiring us to purchase debentures shall state:

      (1) the certificate numbers of the debentures to be delivered by the holder for purchase by us;

      (2) the portion of the principal amount at maturity of debentures to be purchased, which portion must be $1,000 or an integral multiple thereof;

      (3) that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures; and

      (4) if we elect, pursuant to our notice, to pay a specified percentage of the put price in shares of common stock but the specified percentage is ultimately to be paid in cash because any of the conditions to payment of the specified percentage of the put price in shares of common stock contained in the indenture is not satisfied prior to the close of business on the purchase date, as described below, that the holder elects:

         (a) to withdraw the purchase notice as to some or all of the debentures to which it relates stating the principal amount at maturity and certificate numbers of the debentures as to which the withdrawal shall relate; or

         (b) to receive cash in respect of the put price of all debentures subject to the purchase notice.

      If the holder fails to indicate the holder's choice with respect to the election described in clause (4) above in the purchase notice, the holder will be deemed to have elected to receive cash for the specified percentage of the put price that was to have been payable in shares of common stock. See "United States Federal Income Tax Considerations -- Disposition or Conversion of Debentures."

      Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the purchase notice.

      If we elect to pay the put price, in whole or in part, in shares of common stock, the number of shares to be delivered in respect of the specified percentage of the put price to be paid in common stock will be equal to the dollar amount of the specified percentage of the put price divided by the market price of a share of common stock. However, no fractional shares of common stock will be delivered upon any purchase by us of debentures in payment, in whole or in part, of the put price. Instead, we will pay cash based on the market price for all fractional shares of common stock. Each holder whose debentures are purchased at the option of that holder as of the purchase date will receive the same percentage of cash or common stock in payment of the put price for those debentures, except as described above with regard to the payment of cash in lieu of fractional shares of common stock. See "United States Federal Income Tax Considerations -- Disposition or Conversion of Debentures."

      The "market price" means the average of the sale prices of the common stock for the five trading day period ending on the third trading day prior to the applicable purchase date, or other date in question, for purposes of adjusting the conversion rate. The market price will be appropriately adjusted to take into account the actual occurrence, during the seven trading days preceding the purchase date, or other date in question, for purposes of adjusting the conversion rate, of events that would result in an adjustment of the conversion rate with respect to the common stock.

      The "sale price" on any trading day means, (a) the closing per share sale price for the common stock or, (b) if no closing sale price is reported, the average of the bid and ask prices or, (c) if more than one in either case, the average of the average bid and average ask prices as reported in the composite transactions for the principal United States securities exchange on which the common stock is traded or, (d) if the common stock is not listed on a United States national or regional securities exchange, the average of the closing and average prices as reported by the National Association of Securities Dealers Automated Quotation System.

      A "trading day" means each day on which the securities exchange or quotation system which is used to determine the sale price is open for trading or quotation. We may pay the put price, in whole or in part, in common stock only if the information necessary to calculate the market price is reported in The Wall Street Journal or another daily newspaper of national circulation.

      Because the market price of the common stock is determined prior to the purchase date, holders of debentures bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to the purchase date.

      Upon determination of the actual number of shares of common stock issuable in accordance with the foregoing provisions, we will publish such determination in The Wall Street Journal or another daily newspaper of national circulation.

      Our right to purchase debentures, in whole or in part, with shares of common stock is subject to our satisfying various conditions, including the registration of the common stock under the Securities Act and the Exchange Act, unless there exists an applicable exemption to registration thereunder. If those conditions are not satisfied prior to the close of business on the purchase date, we will pay the put price of the debentures in cash. We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by us to purchase debentures at the option of the holders of those debentures on a purchase date. We may not change the form of consideration or components or percentages of components thereof to be paid once we have given our notice to holders of debentures except as described in the second sentence of this paragraph.

      Payment of the put price for a debenture for which a purchase notice has been delivered and not withdrawn is conditioned upon delivery of that debenture together with necessary endorsements to the paying agent or an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York, at any time, whether prior to, on or after the purchase date, after delivery of the purchase notice. Payment of the put price for the debenture will be made promptly following the later of the business day following the purchase date and the time of delivery of the debenture. If the paying agent holds, in accordance with the terms of the indenture, money or securities sufficient to pay the put price of the debenture on the business day following the purchase date, then, immediately after the purchase date, that debenture will cease to be outstanding. Also, cash interest and original issue discount on the debenture will cease to accrue and will be deemed paid, whether or not the debenture is delivered to the paying agent. All other rights of the holder shall terminate as well, other than the right to receive the put price upon delivery of the debenture.

      No debentures may be purchased pursuant to the provisions described above if there has occurred and is continuing an event of default described under "Events of Default; Notice and Waiver" other than a default in the payment of the put price with respect to the debentures. If we become obligated to purchase any outstanding debenture on a purchase date, there can be no assurance that the company would have sufficient funds to pay the put price on that purchase date for all the debentures tendered by the holders thereof. Any future credit agreements or other agreements relating to other indebtedness, including senior indebtedness, to which we become a party may provide that the maturing of any obligation to purchase the debentures would constitute an event of default thereunder and may restrict or prohibit the repurchase of the debentures. In the event a purchase date occurs at a time when we are prohibited from repurchasing the debentures, we could seek the consent of our then existing lenders to repurchase the debentures or could attempt to refinance the borrowings that contain prohibitions. If we do not obtain consent or repay these borrowings, we would remain prohibited from repurchasing the debentures. Our failure to repurchase debentures required to be repurchased under the terms of the indenture would constitute an event or default under the indenture and would likely constitute a default under the terms of any of our other indebtedness outstanding at the time, including senior indebtedness. In these circumstances, the subordination provisions in the indenture would likely prohibit or restrict payments to the holders of debentures.

YOU MAY REQUIRE US TO REPURCHASE THE DEBENTURES UPON A CHANGE OF CONTROL OF OUR COMPANY

      If any change in control of our business occurs on or prior to June 18, 2004, each holder of debentures will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase all or any part of the holder's debentures. The principal amount at maturity of debentures to be purchased must be $1,000 or an integral multiple of that amount. The change in control purchase date shall be 30 business days after the occurrence of the change in control. The cash price shall be equal to the issue price plus accrued original issue discount and accrued cash interest to the change in control purchase date. If prior to a change in control purchase date the debentures have been converted to semiannual coupon debentures following the occurrence of a tax event, we will be required to purchase the debentures at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to, but excluding, the change in control purchase date. Holders will not have any right to require us to purchase debentures in the event of any change in control of our business occurring after June 18, 2004.

      Within 15 business days after the change in control, we will mail to the trustee and to each holder and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

      o the date of the change in control and, briefly, the events causing the change in control,

      o the date by which the change in control purchase notice must be given,

      o  the change in control purchase date,

      o  the change in control purchase price,

      o  the name and address of the paying agent and the conversion agent,

      o  the conversion rate and any adjustments thereto,

      o that debentures with respect to which a change in control purchase notice has been given may be converted into common stock at any time prior to the close of business on the change of control purchase date only if the change in control purchase notice has been withdrawn by the holder in accordance with the terms of the indenture,

      o that debentures must be surrendered to the paying agent to collect payment,

      o that the change in control purchase price for any debenture as to which a purchase notice has been given and not withdrawn will be paid promptly following the later of the change in control purchase date and the time of surrender of the debenture to the paying agent,

      o the procedures that holders must follow to exercise their rights vis-a-vis a change in control of the company and a brief description of those rights,

      o  briefly, the conversion rights of holders of debentures, and

      o  the procedures for withdrawing a change in control purchase notice.

      We will cause a copy of the notice to be published in The Wall Street Journal or another daily newspaper of national circulation.

      To exercise the purchase right, the holder must deliver written notice of the exercise of the right to the paying agent or an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York, prior to the close of business on the change in control purchase date. The change in control purchase notice shall state:

      o the certificate numbers of the debentures to be delivered by the holder for purchase by us,

      o the portion of the principal amount at maturity of debentures to be purchased, which portion must be $1,000 or an integral multiple thereof, and

      o that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures.

      Any change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the change in control purchase date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to a change in control purchase notice.

      Payment of the change in control purchase price for a debenture for which a change in control purchase notice has been delivered and not withdrawn is conditioned upon delivery of the debenture together with necessary endorsements to the paying agent or an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York, at any time after the delivery of the change in control purchase notice. The debenture may be delivered prior to, on or after the change in control purchase date. Payment of the change in control purchase price for a debenture will be made promptly following the later of the business day following the change in control purchase date and the time of delivery of the debenture. If the paying agent holds, in accordance with the terms of the indenture, money sufficient to pay the change in control purchase price of the debenture on the business day following the change in control purchase date, then, immediately after the change in control purchase date, the debenture will cease to be outstanding. In addition, cash interest and original issue discount on the debenture will cease to accrue and will be deemed paid, whether or not the debenture is delivered to the paying agent. All other rights of the holder will terminate, as well other than the right to receive the change in control purchase price upon delivery of the debenture.

      Under the indenture, a "change in control" of our business is deemed to have occurred at such time as:

      o any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), other than us, any of our subsidiaries, or any employee benefit plan of either us or any of our subsidiaries, files a Schedule 13D or 14D-1 under the Exchange Act or any successor schedule, form or report, disclosing that the person has become the beneficial owner of 50% or more of the total voting power in the aggregate of all classes of capital stock of our business then outstanding normally entitled to vote in elections of directors, with exceptions, or

      o there shall be consummated any consolidation or merger of our business pursuant to which the common stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger in which the holders of common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation normally entitled to vote in elections of directors immediately after the consolidation or merger, or

      o the occurrence of any transaction or event in connection with which all or substantially all common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, all or substantially all of which consists of common stock which is (or, upon consummation of or immediately following such transaction or event, will be) listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

      The indenture does not permit the board of directors to waive our obligation to purchase debentures at the option of a holder in the event of a change in control of our business.

      We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable, and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by us to purchase debentures at the option of the holders thereof upon a change in control. The change in control purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of our business and, thus, the removal of incumbent management. The change in control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of common stock or to obtain control of our business by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a standard term contained in other offerings of securities comparable to the debentures that have been marketed by the initial purchasers, and the terms of this feature result from negotiations between us and the initial purchasers.

      If a change in control were to occur, there can be no assurance that we would have funds sufficient to pay the change in control purchase price for all of the debentures that might be delivered by holders seeking to exercise the purchase right.

      We might also be required to prepay senior indebtedness having financial covenants with change of control provisions in favor of the holders of the senior indebtedness. In addition, our senior indebtedness, including our guarantee of Ann Taylor's credit facility, may have cross-default provisions that could be triggered by a default under the change of control provisions, thereby possibly accelerating the maturity of the senior indebtedness. In this case, the holders of the debentures would be subordinated to the prior claims of the holders of the senior indebtedness. In addition, our ability to purchase debentures with cash may be limited by the terms of our then-existing borrowing agreements. No debentures may be purchased pursuant to the provisions described above if there has occurred and is continuing an event of default described under "--Events of Default, Notice and Waiver". Debentures may be purchased, however, if there is a default in the payment of the change in control purchase price with respect to those debentures.

REGISTRATION RIGHTS

      We entered into a registration rights agreement with the initial purchasers of the debentures. If you sell debentures or common stock issued upon conversion of the debentures under this registration statement, you generally will be required to be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including some indemnification provisions.

      In this registration rights agreement, we agreed to file a registration statement that includes this prospectus with the Securities and Exchange Commission by September 16, 1999. We agreed to use all reasonable efforts to cause this registration statement to become effective as promptly as practicable, but before December 15, 1999. We agreed to keep this registration statement effective until either all of the securities registered under this under this registration agreement are sold, or the period applicable to the debentures and underlying shares of our common stock held by non-affiliates under Rule 144(k) under the Securities Act expires. We may suspend the use of this prospectus under limited circumstances, including pending corporate developments or public filings with the Securities and Exchange Commission, for a period not to exceed 45 days in any 3-month period and 90 days in any 12-month period. We also agreed to pay liquidated damages to holders of debentures and shares of common stock issued upon conversion of the debentures if the registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. You should refer to the indenture for a description of these liquidated damages.

WE MAY CONSOLIDATE, MERGE OR SELL OUR ASSETS WITHOUT YOUR CONSENT

      We may consolidate with, merge into, transfer or lease all or substantially all of our assets to any person or entity without the consent of the holders of the debentures if specified conditions are satisfied, including:

      o the other person is an entity organized and existing under the laws of a United States jurisdiction and expressly assumes our obligations on the debentures and under the indenture; and

      o immediately after this transaction, no default event, and no event which, after notice or lapse of time or both, would become a default event, is continuing.

WE MAY CONVERT THE DEBENTURES TO SEMIANNUAL COUPON DEBENTURES UPON SPECIFIED TAX EVENTS

      If a specified tax event occurs, we will have the option to elect to have cash interest accrue and be payable at 3.50% per year on a restated principal amount per debenture in lieu of future original issue discount and the cash interest provided for under the indenture. This interest would accrue from the date on which we exercise this option and would by payable semiannually. Our exercise of this option could alter the timing of income recognition by holders of the debentures with respect to these semiannual interest payments. See "United States Federal Income Tax Considerations." For the purposes of this option:

      o the restated principal amount would equal the issue price of the debenture plus original issue discount accrued to the later of the date immediately prior to the tax event or the date on which we exercise this option; and

      o a tax event means that we shall have received an opinion from independent tax counsel that, on or after June 18, 1999, as a result of any amendment to, change in, or announced prospective change in, the laws or regulations of the United States or any political subdivision or taxing authority of the United
         States, or any amendment to, or change in, an interpretation or application of these laws or regulations by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that interest or original issue discount payable on the debentures would not be deductible on a current accrual basis or under any other method for United States federal income tax purposes.

      President Clinton's fiscal year 2000 budget proposes a tax law change that would, if enacted and made applicable to the debentures, prevent us from deducting interest, including original issue discount, payable on the debentures on a current accrual basis for United States federal income tax purposes. It could also cause some or all of the interest, including original issue discount, payable on the debentures to fail to be deductible by us under any other method for United States federal income tax purposes. If this proposal or any similar future proposal is enacted and made applicable to the debentures, the result would be a tax event and the terms of the debentures would be subject to modification at our option as described above.

EVENTS OF DEFAULT; NOTICE AND WAIVER

      Default events.

      The indenture defines a default event as:

      o our failure to pay principal, accrued cash interest, if the default continues for 31 days, or original issue discount or other amounts due on the debentures, whether or not payment is prohibited by the subordination provisions of the debenture and the indenture,

      o our failure to deliver shares of common stock when required upon conversion of a debenture, and failure to remedy this within 10 days after the required delivery date,

      o our failure to comply with any other agreement in the debentures or the indenture, after we receive notice of default from the trustee or holders of at least 25% of the aggregate principal amount at maturity of the debentures then outstanding, and our failure to cure this failure within 90 days after we receive notice,

      o default on any debt in excess of $15,000,000 which results in that debt being accelerated, without that debt being discharged or the acceleration being rescinded or annulled within 20 days after we receive notice of default from the trustee or holders of at least 25% of the aggregate principal amount at maturity of debentures then outstanding,

      o the Subsidiary Guarantee ceases to be, or shall be asserted in writing by the subsidiary guarantor, or any person acting on behalf of the subsidiary guarantor, not to be in full force and effect, other than by reason of termination of the indenture or the release of the Subsidiary Guarantee in accordance with the indenture, or

      o  designated events of bankruptcy or insolvency.

      Notice.

      Within 90 days after a default event, the trustee will mail notice of all defaults of which it is aware to the debenture holders, unless these defaults have been cured or waived prior to the mailing. However, the trustee may elect to withhold notice of a default, other than a payment default, if the trustee determines in good faith that this is in the interests of the debenture holders.

      Remedies upon default events.

      If a default event occurs and continues, the trustee or the holders of at least 25% in principal amount at maturity of the debentures outstanding may declare the debentures to be due and payable immediately. If we experience bankruptcy or insolvency, the debentures automatically become immediately due and payable. If our obligations under the debentures have accelerated, we cannot make any payment until the earlier of our payment in full of all outstanding senior debt or 120 days after the acceleration, subject to limited exceptions.

      Trustee.

      Generally, the trustee will be under no obligation to exercise any right or power under the indenture or otherwise incur financial liability unless the debenture holders have offered reasonable indemnity against loss, liability or expense that is satisfactory to the trustee. We are required to furnish the trustee with an annual statement of our defaults under the indenture, and we must give the trustee 5 business days notice of any default.

      Requirements to pursue remedies.

      Before any debenture holder may pursue any remedy with respect to the debentures or the indenture, the following conditions must be satisfied:

      o the debenture holder wishing to pursue a remedy must give the trustee written notice of a continuing default event,

      o the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures must make a written request to the trustee to pursue the remedy,

      o the debenture holder(s) wishing to pursue the remedy must have offered the trustee reasonable security or indemnity against any loss, liability or expense satisfactory to the trustee,

      o the trustee has not instituted the proceeding requested by the debenture holders within 60 days after it receives the notice, and

      o the holders of a majority in aggregate principal amount at maturity of the outstanding debentures shall not have given the trustee instructions that are different from the original request.

      However, notwithstanding these requirements, the rights of each debenture holder to receive their principal, premium and interest on the debentures, to convert their debentures into common stock or to bring suit to enforce either of these rights will not be impaired without each debenture holder's consent.

      Waiver.

      The holders of a majority in aggregate principal amount at maturity of the debentures outstanding may waive past defaults and their consequences, except for:

      o  payment defaults on the debentures,

      o  defaults on the conversion rights of the debentures, or

      o defaults on designated provisions in the indenture that may not be modified without the consent of the individual debenture holder affected.

AMENDMENT OF THE INDENTURE OR DEBENTURES

      Limited modifications, including curing ambiguities, omissions or defects or making other changes that do not harm the debentures holders, may be made without the consent of the debenture holders. However, generally, neither we nor the trustee may amend the indenture or the debentures without the consent of holders of a majority in aggregate principal amount at maturity of the debentures. In addition, the following amendments require the consent of each debenture holder affected by the modification:

      o reducing the principal, original issue discount or cash interest due on the debentures, extending the stated maturity of the debentures or changing the form of consideration in which the debentures are payable;

      o reducing the principal amount of debentures whose holders must consent to an amendment or waiver under the indenture or modifying the indenture or provisions relating to amendments or waivers;

      o making any change that harms the right to convert any debenture or any option to require us to purchase a debenture;

      o modifying the subordination provisions of the indenture in a manner adverse to the debenture holders; or

      o impairing the right to sue to enforce any payment on or conversion of the debentures.

In addition, any amendment that would harm the rights of senior debt holders requires the consent of the senior debt holders under the terms of the relevant senior debt.

      Without the consent of any holder of debentures, we, the subsidiary guarantor and the trustee may amend the indenture to

      o cure any ambiguity, defect or inconsistency, provided, however, that such amendment does not materially adversely affect the rights of any holder;

      o provide for the assumption by a successor to us of our obligations or the assumption by a successor to the subsidiary guarantor of the subsidiary guarantor's obligations under the indenture;

      o provide for uncertificated debentures in addition to certificated debentures, as long as such uncertificated debentures are in registered form for United States federal income tax purposes;

      o make any change that does not adversely affect the rights of any holder of debentures;

      o make any change to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

      o add to our covenants or obligations or the covenants or obligations of the subsidiary guarantor under the indenture for the protection of holders of the debentures or surrender any right, power or option conferred by the indenture for us or the subsidiary guarantor.

DISCHARGE OF THE INDENTURE

      Our obligations under the indenture will be discharged if:

      o all outstanding debentures are delivered to the trustee for cancellation; or

      o if we deliver to the trustee, the paying agent or the conversion agent cash or common stock sufficient to pay off all outstanding debentures and sums due under the indenture after the debentures have become due and payable.

NO RECOURSE AGAINST OTHERS

      The indenture provides that none of our directors, officers, employees or stockholders, as such, shall have any liability for any of our obligations under the debentures or the indenture or for any claim based on, in respect of or by reason of these obligations or their creation.

DESTRUCTION, LOSS OR THEFT OF DEBENTURES

      In case one of your debentures becomes mutilated, defaced, destroyed, lost or stolen, we will execute and upon our request the trustee will authenticate and deliver a new debenture with the same maturity and date of issuance, an equal principal amount at maturity, registered in the same manner and dated the date of its authentication. You must provide us with evidence that you owned the debenture and evidence of its destruction, loss or theft. You must also provide us and the trustee with a security or indemnity for the substituted debenture. You may have to pay for fees and expenses for issuing the substituted debenture.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

      If a bankruptcy proceeding is commenced in respect of our business or the subsidiary guarantor, under Title 11 of the United States Code, the claim of a holder of a debenture may be limited to the issue price of the debenture plus that portion of the original issue discount, together with any cash interest, that is deemed to have accrued from the date of issue to the commencement of the proceeding. In addition, the debentures will be subordinated in right of payment to senior indebtedness and guarantor senior indebtedness and effectively subordinated to the indebtedness and other obligations of our subsidiaries, other than the subsidiary guarantor, and the subsidiary guarantor's subsidiaries.


               UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of United States federal income tax considerations relating to the purchase, ownership, disposition, and conversion of debentures. Unless otherwise stated, this summary deals only with debentures held as capital assets (generally, assets held for investment under the Internal Revenue Code of 1986, as amended) by a holder who purchases debentures upon original issuance and who is, for United States federal income tax purposes:

      o  a citizen or resident of the United States;

      o a corporation created or organized in or under the laws of the United States or any of its political subdivisions;

      o an estate, the net income of which is subject to United States federal income taxation regardless of its source; or

      o a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States Persons with authority to control all substantial decisions.

      The tax treatment of a holder of debentures may vary depending on his particular situation. This summary does not address all of the tax consequences that may be relevant to holders who may be subject to special tax rules such as, for example, rules relating to persons who are not citizens or residents of the United States; banks and financial institutions; insurance companies; broker-dealers; tax-exempt organizations; and persons who hold debentures as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction. In addition, this summary does not address any aspects of state, local or foreign tax laws. Furthermore, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other passthrough entities for United States federal income tax purposes. This summary is based on the United States federal income tax law in effect as of the date hereof, which is subject to change, possibly on a retroactive basis. An investor considering the purchase of debentures should consult his tax advisor as to the particular tax consequences of purchasing, owning, and disposing of debentures, including the application and effect of United States federal, state, local, and foreign tax laws.

CASH INTEREST AND ORIGINAL ISSUE DISCOUNT

      The debentures were initially issued at a substantial discount from their stated principal amount at maturity. For United States federal income tax purposes, the excess of the stated principal amount at maturity of each debenture over the issue price (the initial offering price to the initial purchasers at which the debentures were sold) constitutes original issue discount. In addition to stated cash interest on a debenture, which will be taxable to a holder as ordinary interest income at the time it accrues or is paid in accordance with the holder's method of accounting for United States federal income tax purposes, holders of debentures will be required to include original issue discount in income periodically over the term of the debentures before receipt of the cash or other payment attributable to such income. For United States federal income tax purposes, each holder of a debenture must generally include in gross income a portion of the original issue discount in each taxable year during which the debenture is held in an amount equal to the original issue discount that accrues on the debenture during such period, determined by using a constant yield to maturity method. The original issue discount included in income for each year will be calculated under a compounding formula that will result in the allocation of less original issue discount to the earlier years of the term of the debenture and more original issue discount to later years. For the approximate cumulative total amount of the original issue discount accrued annually, see the chart under "Description of Debentures." Any amount included in income as original issue discount will increase a holder's tax basis in the debenture.

DISPOSITION OR CONVERSION OF DEBENTURES

      Except as described below, upon the sale or other disposition of a debenture, a holder will recognize gain or loss equal to the difference between the amount realized and the holder's income tax basis in the debenture, which will generally equal the holder's cost of the debenture increased by any accrued original issue discount includible in such holder's gross income and reduced by any payments other than payments of cash interest. Gain or loss upon a sale or other disposition of a debenture will generally be capital gain or loss and will be long-term capital gain or loss if the debenture is held for more than one year.

      A holder that receives common stock in exchange for a debenture, whether upon conversion of a debenture or, at the option of AnnTaylor Stores Corporation, upon tender of a debenture, will generally not recognize gain or loss (except with respect to shares, if any, received in respect of accrued cash interest, which will be treated as a payment of interest, and cash received in lieu of a fractional share). A holder's income tax basis in the common stock received on conversion or tender of a debenture will be the same as the holder's adjusted income tax basis in the debenture at the time of conversion or tender (exclusive of any income tax basis allocable to a fractional share), and the holding period for the common stock received on conversion or tender will include the holding period of the debenture converted. It is possible, however, the IRS may argue that the holding period of the common stock allocable to accrued original issue discount will commence on the date of the conversion or tender. The receipt of cash in lieu of a fractional share of common stock will generally result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted income tax basis in the fractional share.

      If a holder elects to exercise his option to cause AnnTaylor Stores Corporation to purchase his debentures on a purchase date and AnnTaylor Stores Corporation issues common stock in satisfaction of all of the purchase price, such exchange will be treated the same as a conversion. If a holder elects to exercise his option to cause AnnTaylor Stores Corporation to purchase his debentures on a purchase date and AnnTaylor Stores Corporation delivers a combination of cash and common stock in satisfaction of the purchase price, gain, but not loss, realized by the holder will generally be recognized, but only to the extent of all cash received. The character of any gain recognized may be capital or ordinary depending on the circumstances, including the extent to which a holder actually or constructively has any other equity interest in AnnTaylor Stores Corporation. The holder's gain realized will be the sum of any cash received (other than cash attributable to accrued but unpaid stated interest) and the fair market value of the common stock received reduced by the holder's adjusted income tax basis in the debentures. A holder's income tax basis in the common stock received will generally be the same as the holder's income tax basis in the debenture, reduced by the cash received and increased by any gain recognized (exclusive of any income tax basis allocable to a fractional share). In the event a holder surrenders a debenture for conversion at such a time that the debenture is required to be accompanied by a payment in an amount equal to the interest due thereon on the immediately next succeeding interest payment date, the holder, particularly if an accrual method taxpayer, should consult with his tax advisor regarding the extent to which such payment is deductible.

ADJUSTMENT OF CONVERSION PRICE

      If at any time AnnTaylor Stores Corporation makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets of AnnTaylor Stores Corporation, but generally not stock dividends or rights to subscribe for common stock) and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, the amount of such increase may be deemed to be the payment of a taxable dividend to holders of the debentures. If the conversion rate is increased at the discretion of AnnTaylor Stores Corporation or in other circumstances as described under the heading "Description of Debentures," such increase may also be deemed to be the payment of a taxable dividend to holders of debentures. Moreover, in certain other circumstances, the absence of such an adjustment to the conversion rate may result in a taxable dividend to holders of common stock.

TAX EVENT

      The modification of the terms of the debentures by AnnTaylor Stores Corporation upon a tax event as described in "Description of Debentures," could possibly alter the timing of income recognition by the holders of the debentures with respect to the semiannual payments of interest due on the debentures.


                          SELLING SECURITYHOLDERS

      The following table presents information with respect to the selling securityholders and the principal amounts of debentures and shares of our common stock issuable upon the conversion of these debentures that they may offer under this prospectus. The term "selling securityholders" includes donees and pledgees selling securities received from a named selling securityholder after the date of this prospectus. The debentures were originally issued by us and sold by the initial purchasers, in transactions exempt from the registration requirements of the Securities Act, to qualified institutional buyers or to institutional "accredited investors." To our knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

      The principal amounts of debentures provided in the table below is based on information provided to us by each of the selling securityholders as of November 22, 1999, and the percentages are based on $199,072,000 principal amount at maturity of debentures outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion ratio of 12.078 shares of common stock per $1,000 principal amount at maturity of a debenture. If each selling securityholder named below converted all of its debentures, each would own less than 1% of our outstanding common stock, based on 31,554,120 shares of common stock outstanding as of October 30, 1999.

      Since the date on which each provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the debentures, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease.

      The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the debentures or the common stock issuable upon the conversion of the debentures, we cannot estimate the amount of the debentures or how many shares of our common stock that each selling securityholder will beneficially own after this offering.



                                                               PRINCIPAL AMOUNT
                                                                OF DEBENTURES
                                                                    (IN $)
                   SELLING SECURITYHOLDER                      OR COMMON STOCK
------------------------------------------------------------   ----------------
AIM BALANCED FUND............................................     $  4,750,000
AIM VI BALANCED FUND.........................................     $     50,000
ALEXANDRA GLOBAL INVESTMENT FUND 1 LTD.......................     $  3,000,000
ALLSTATE INSURANCE COMPANY...................................     $  3,200,000
ARKANSAS TEACHER RETIREMENT..................................     $  4,989,000
AST AIM BALANCED PORTFOLIO...................................     $    700,000
BANC OF AMERICA SECURITIES, LLC..............................     $  2,000,000
BANCROFT CONVERTIBLE FUND, INC. .............................     $  1,190,000
BANKERS TRUST TRUSTEE FOR CHRYSLER CORP. EMP. #1 PENSION
  PLAN DATED 4/1/89..........................................     $  7,079,000
BAPTIST HEALTH SOUTH FLORIDA.................................     $    336,000
BOSTON MUSEUM OF FINE ARTS...................................     $    259,000

CHASE MANHATTAN NA TRUSTEE FOR IBM RETIREMENT PLAN
  DATED 12/18/45...............................................   $  9,591,000
CHRYSLER CORPORATION MASTER RETIREMENT TRUST...................   $  6,890,000
DELTA AIR LINES MASTER TRUST ..................................   $  2,790,000
ELLSWORTH CONVERTIBLE GROWTH AND  INCOME FUND, INC. ...........   $  1,190,000
ENGINEERS JOINT PENSION FUND...................................   $    699,000
FIDELITY FINANCIAL TRUST: FIDELITY CONVERTIBLE SECURITIES FUND.   $ 25,660,000
FIST: FRANKLIN CONVERTIBLE SECURITIES FUND.....................   $  6,000,000
FRANKLIN & MARSHALL COLLEGE....................................   $    540,000
HIGHBRIDGE INTERNATIONAL, LLC..................................   $ 10,175,000
IBM RETIREMENT FUND............................................   $    591,000
LLT LIMITED ...................................................   $    400,000
MERRILL LYNCH, PIERCE, FENNER AND SMITH INC. ..................   $  9,365,000
MOTION PICTURE INDUSTRY HEALTH PLAN - ACTIVE MEMBER FUND ......   $    810,000
MOTION PICTURE INDUSTRY HEALTH PLAN - RETIREE MEMBER FUND .....   $    405,000
MUSEUM OF FINE ARTS, BOSTON....................................   $     66,000
NEW HAMPSHIRE RETIREMENT SYSTEM................................   $    395,000
NICHOLAS-APPLEGATE CONVERTIBLE FUND ...........................   $    890,000
OCM CONVERTIBLE LIMITED PARTNERSHIP ...........................   $    195,000
OCM CONVERTIBLE TRUST .........................................   $  3,715,000
PARKER-HANNIFIN CORPORATION....................................   $     82,000
PARTNER REINSURANCE COMPANY LTD. ..............................   $  1,645,000
PENN TREATY NETWORK AMERICA INSURANCE COMPANY..................   $    553,000
PHYSICIANS LIFE................................................   $    357,000
PILGRIM CONVERTIBLE FUND.......................................   $  5,579,000
PROMUTUAL .....................................................   $    247,000
PUTNAM CONVERTIBLE INCOME-GROWTH TRUST.........................   $  2,039,000
PUTNAM BALANCED RETIREMENT FUND................................   $    186,000
PUTNAM CONVERTIBLE OPPORTUNITIES AND INCOME TRUST..............   $    190,000
QUATTRO OFFSHORE FUND, LTD.....................................   $    850,000
RHONE-POULENC RORER PENSION PLAN...............................   $    111,000
ROBERTSON STEPHENS.............................................   $  3,000,000
SALOMON BROTHERS ASSET MANAGEMENT, INC.........................   $  2,287,280
SAN DIEGO CITY.................................................   $  1,190,000
SAN DIEGO CITY RETIREMENT......................................   $  1,625,000
SAN DIEGO COUNTY CONVERTIBLE...................................   $  5,111,000
S.G. COWEN SECURITIES..........................................   $ 10,000,000
SOUTHPORT MANAGEMENT PARTNERS, L.P. ...........................   $  1,000,000
SOUTHPORT PARTNERS INTERNATIONAL LTD...........................   $  2,000,000
STATE EMPLOYEES' RETIREMENT FUND OF THE STATE OF DELAWARE .....   $  3,575,000
STATE OF CONNECTICUT COMBINED INVESTMENT FUNDS ................   $  8,045,000
STATE STREET BANK CUSTODIAN FOR GE PENSION TRUST...............   $  3,737,000
UNIVERSITY OF ROCHESTER........................................   $     63,000
VANGUARD CONVERTIBLE SECURITIES FUND, INC. ....................   $  4,830,000
WAKE FOREST UNIVERSITY ........................................   $  1,720,000


                            PLAN OF DISTRIBUTION

     The selling securityholders will be offering and selling all securities offered and sold under this prospectus. We will not receive any of the proceeds on these sales of these securities. In connection with the initial offering of the debentures, we entered into a registration rights agreement dated June 18, 1999 with the initial purchasers of the debentures. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules.

     Who may sell and applicable restrictions.

     The securities may be sold directly by the selling securityholders from time to time. The selling securityholders may decide not to sell any of the securities offered under this prospectus, and selling securityholders could transfer, devise or gift these securities by other means.

     Alternatively, the selling securityholders may from time to time offer the securities through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling securityholders may arrange for other broker-dealers to participate. The selling securityholders and any brokers, dealers or agents who participate in the distribution of the securities may be deemed to be underwriters and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Prospectus delivery.

     Because selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

      o the name of the selling securityholders and of any participating underwriters, broker-dealers or agents;

      o  the aggregate amount and type of securities being offered;

      o the price at which the securities were sold and other material terms of the offering;

      o any discounts, commissions, concessions or other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

      o that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

      The prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, if we receive notice from a selling securityholder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed.

      Manner of sales.

      The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or the over-the-counter market. The securities may be sold at then prevailing market prices, at fixed prices or at negotiated prices.

      The securities may be sold according to one or more of the following methods:

      o a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

      o  an exchange distribution under the rules of the exchange;

      o face-to-face transactions between sellers and purchasers without a broker-dealer; and

      o  by writing options.

      SOME PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES INCLUDING THE ENTRY OF STABILIZING BIDS OR SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS.

      The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

      Hedging and other transactions with broker-dealers.

      In connection with distributions of the securities, the selling securityholders may enter into hedging transactions with broker-dealers. In connections with these transactions, broker-dealers may engage in short sales of the registered securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell securities short and redeliver the securities to close short positions. The selling securityholders may also enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered securities. The broker-dealer may then resell or transfer these securities under this prospectus. A selling securityholder may also loan or pledge the registered securities to a broker-dealer and the broker-dealer may sell the securities so loaned or, upon a default, the broker-dealer may effect sales of the pledged securities under this prospectus.

      Expenses associated with registration.

      We have agreed to pay substantially all of the expenses of registering the securities under the Securities Act and of compliance with blue sky laws, including registration and filing fees, printing and duplicating expenses, administrative expenses, legal and accounting fees, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the securities. If the debentures or our underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

      Indemnification and contribution.

      In the registration rights agreement, we and the selling securityholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the securities, including liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities that arise under the Securities Act.

      Suspension of this offering.

      We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling securityholder. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives a prospectus supplement or amendment. This time period will not exceed forty-five days in any three month period or ninety days in a twelve month period.

      Termination of this offering.

      Under the registration rights agreement, we are obligated to use reasonable efforts to keep the registration statement effective until , 2001. Therefore this offering will terminate on the earlier of: (1) the expiration date of this effectiveness period, or (2) the date on which all securities offered under this prospectus have been sold by the selling securityholders.


                               LEGAL MATTERS

      Certain legal matters with respect to the debentures and the common stock issuable upon conversion will be passed upon for us by Jocelyn F.L. Barandiaran, Esquire, Senior Vice President, General Counsel and Corporate Secretary of AnnTaylor Stores Corporation and AnnTaylor, Inc., and by Skadden, Arps, Slate, Meagher & Flom LLP. Ms. Barandiaran has been granted options to purchase 36,235 shares of common stock of AnnTaylor Stores Corporation.


                                  EXPERTS

      The financial statements incorporated in this prospectus by reference from AnnTaylor Stores Corporation's and AnnTaylor Inc.'s Annual Reports on Form 10-K for the year ended January 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


               STATEMENT REGARDING FORWARD LOOKING DISCLOSURES

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act relating to future events or financial results. These forward-looking statements include statements indicating that we believe, we expect or we anticipate that events may occur or trends may continue, and similar statements relating to future events or financial results. These forward-looking statements are subject to material risks and uncertainties as indicated under the caption "Risk Factors." Actual results could vary materially as a result of a number of factors including those disclosed in "Risk Factors" and elsewhere in this prospectus.


                    WHERE YOU CAN FIND MORE INFORMATION

      The following documents that AnnTaylor Stores Corporation and AnnTaylor, Inc. have previously filed with the Securities and Exchange Commission are incorporated in this prospectus by reference and shall be deemed a part of this prospectus:

      (a) Annual Report of AnnTaylor Stores Corporation on Form 10-K for the fiscal year ended January 30, 1999;

      (b) Quarterly Report of AnnTaylor Stores Corporation on Form 10-Q for the quarterly period ended May 1, 1999;

      (c) Quarterly Report of AnnTaylor Stores Corporation on Form 10-Q for the quarterly and six month period ended July 31, 1999;

      (d) The description of our common stock contained in our Registration Statement on Form 8-A of AnnTaylor Stores Corporation filed on April 11, 1991 under Section 12 of the Exchange Act, and any amendments thereto;

      (e) Current Report on Form 8-K of AnnTaylor Stores Corporation and AnnTaylor, Inc. dated June 11, 1999;

      (f) Current Report on Form 8-K of AnnTaylor Stores Corporation and AnnTaylor, Inc. dated June 21, 1999;

      (g) Annual Report of AnnTaylor, Inc. on Form 10-K for the fiscal year ended January 30, 1999;

      (h) Quarterly Report of AnnTaylor, Inc. on Form 10-Q for the quarterly period ended May 1, 1999; and

      (i) Quarterly Report of AnnTaylor, Inc. on Form 10-Q for the quarterly and six month period ended July 31, 1999.

      All documents filed by AnnTaylor Stores Corporation and AnnTaylor, Inc. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated in this prospectus by reference and to be a part of this prospectus, from the date of filing of the documents. Any statement incorporated in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the debentures and common stock offered under this prospectus. This prospectus does not contain all of the information that is in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us, our debentures and our common stock. Statements contained in this prospectus as to the contents of any contract or other document, including the indenture and the registration rights agreement, are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

      We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). Requests should be directed to AnnTaylor Stores Corporation, 142 West 57th Street, New York, NY 10019, Attention: Corporate Secretary, telephone: (212) 541-3300.


===============================================================================

                                 ANN TAYLOR


                        ANNTAYLOR STORES CORPORATION


                 $199,072,000 PRINCIPAL AMOUNT AT MATURITY
        CONVERTIBLE SUBORDINATED DEBENTURES DUE 2019 GUARANTEED ON A
                   SUBORDINATED BASIS BY ANNTAYLOR, INC.
                AND THE 2,404,391 SHARES OF COMMON STOCK OF
                        ANNTAYLOR STORES CORPORATION
                 ISSUABLE UPON CONVERSION OF THE DEBENTURES



                             ------------------
                                 PROSPECTUS
                             ------------------



     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

                             November 23, 1999